Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)
The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income before income taxes	$2,526.3	$2,287.6	$1,956.8	$1,771.4	$1,601.0
Add back:
Share of losses on equity investees (2)	—	1.0	2.6	6.5	6.4
Amortization of capitalized interest	—	—	0.2	0.3	0.2
Distributed income from equity investees	103.2	107.9	94.9	76.2	68.5
Subtract:
Share of earnings of equity investees (2)	(129.2)	(111.2)	(102.6)	(91.3)	(76.9)
Pre-tax adjusted earnings	2,500.3	2,285.3	1,951.9	1,763.1	1,599.2

Plus:
Interest expense	117.1	123.5	117.4	119.4	151.4
Interest expense within rent	13.0	16.1	16.0	15.5	13.9
Pre-tax adjusted earnings before fixed charges	$2,630.4	$2,424.9	$2,085.3	$1,898.0	$1,764.5

Fixed charges	$130.1	$139.6	$133.4	$134.9	$165.3

Ratio of earnings to fixed charges	20.22	17.37	15.64	14.07	10.67
(1)     The ratio of earnings to fixed charges is calculated by dividing pre-tax adjusted earnings before fixed charged by fixed charges. “Fixed charges” consist of interest incurred and an estimate of interest within rental expense.
(2)    Represents CME Group's interest in various entities, which is recognized using the equity method of accounting.